Calibre Mining Corp. (An Exploration Stage Company) Form 51-102F1: Management's Discussion and Analysis Interim Three and Nine Months Ended September 30, 2008 (Expressed in Canadian Dollars)

Calibre Mining Corp. (An Exploration Stage Company) Form 51-102F1: Management's Discussion and Analysis Interim Three and Nine Months Ended September 30, 2008 (Expressed in Canadian Dollars)

1.1	Date

This Management Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited consolidated financial statements of Calibre Mining Corp. ("Calibre" or the "Company") for the three and nine months ended September 30, 2008 and the audited financial statements for the year ended December 31, 2007, prepared in accordance with Canadian generally accepted accounting principles, and publicly available on SEDAR at www.sedar.com.

This MD&A is prepared as of November 10, 2008. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

This discussion includes certain statements that may be deemed "forward-looking statements." All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

1.2	Business Overview and Overall Performance

Business overview

The Company engages principally in the acquisition, advancement and development of global precious and base metals assets and mineral properties. The Company's common shares are listed on the TSX Venture Exchange under the trading symbol CXB.

The Company is actively assessing, acquiring interests in and exploring a number of mineral exploration properties, primarily those it considers to be prospective for gold and copper. At the present time, it is focusing its activities in Australia and North America, where it has established subsidiaries and the infrastructure to enable it to actively work in these countries. The Company, through its subsidiaries, holds, or has the right to acquire, interests in a number of properties in these areas.

Calibre's exploration philosophy is based on thoroughness and technical sophistication. The Company believes in exploring only the most highly endowed regions of the world and identifying potential through a systematic approach to data compilation and interpretation as well as the application of leading edge exploration methods. Our background in deep penetrating geochemistry methods and structural geology enable us to effectively explore in areas of transported overburden. We consider covered areas to be the final frontier in many mature regions and we believe that this is where future discoveries will be made.

Calibre's exploration strategy maximizes the strengths and capabilities of its Technical and Management teams. It focuses on drill stage and more advanced exploration and development projects located in the most highly endowed copper and gold belts of North America and Australia. Carlin-style gold, high and low sulphidation epithermal gold and silver and porphyry copper and copper-gold systems are the preferred targets for acquisition and exploration.

Calibre Mining Corp. (An Exploration Stage Company) Form 51-102F1: Management's Discussion and Analysis Interim Three and Nine Months Ended September 30, 2008 (Expressed in Canadian Dollars)

Overall performance

During the three months ended September 30, 2008, the Company recorded a net loss of $2,938,095 or $0.06 per share, as compared to a net loss of $523,995 or $0.01 per share for the three months ended September 30, 2007. The decrease in operating costs reflects lower general and administrative costs over the same period in 2007, of which the key components and variations are discussed in further detail under "Results of Operations" below. During the three months ended September 30, 2008, the increase in net loss reflects a write off of costs totalling $2,461,077 related to acquisition and exploration expenditures incurred on its Cargo, Australia and Trend, Nevada, USA projects, which the Company is no longer pursuing.

As at September 30, 2008, the Company had total assets of $4,366,751 compared to $8,341,568 as at December 31, 2007. The significant majority of these assets for both periods are the carrying values of the Company's cash and cash equivalents and mineral property costs.

As at September 30, 2008, the Company had working capital of $1,401,077 compared to working capital of $4,829,508 as at December 31, 2007. The Company's working capital as at September 30, 2008 includes cash and cash equivalents of $1,196,281 (December 31, 2007 - $4,758,818). The decrease in both working capital and cash and cash equivalents is attributed to the Company's expenditures on its exploration projects and general and administrative expenses during the period. In addition, during the nine months ended September 30, 2008, the Company did not complete any private placement nor did it receive any funding from external sources.

As at September 30, 2008, the total carrying value of the Company's mineral property costs were $2,471,848 compared to $3,102,811 as at December 31, 2007. The decrease reflects the Company's write-off of expenditures related to its interests in Cargo, Australia and Trend, USA, as well a portion of certain Point Leamington expenditures. During the nine months ended September 30, 2008, the Company's activities included the purchase of additional mineral claims in Point Leamington, the completion of the Phase II diamond drilling program at Cargo, and the completion of the Company's initial drilling programs at both the Trundle and Trend properties discussed further below.

During the nine months ended September 30 2008, through to the date of this report, the Company carried out the following exploration activities:

Point Leamington, Newfoundland, Canada

The Company owns a 100% interest in various mineral properties and a mining lease in the Point Leamington, Newfoundland area.

Pursuant to an agreement dated February 13, 2008, the Company increased its land holdings in Point Leamington by purchasing three mineral claims from Altius Resources Inc. ("Altius"). The mineral claims (010219M, 07774M, and 09995M) have been purchased by granting a 2% NSR on the claims purchased from Altius, making a one-time cash payment of $50,000, plus refunding to Altius, $37,200 in residual exploration security deposits. The 1,350 hectare area partly covers 4 kilometres of a 10 kilometre Airborne - Electro Magnetic ("EM") anomaly that strikes south-southeast from Calibre's 100% owned Point Leamington massive sulphide deposit. The Point Leamington deposit is a gold-rich, zinc-copper-silver massive sulphide deposit, containing a NI 43-101 compliant Inferred Mineral Resource of 12.3 million tonnes grading 1.92% zinc, 0.28% copper, 0.88 g/t gold and 16.94 g/t silver (1% zinc cut-off; Hatch, 2004).

Calibre Mining Corp. (An Exploration Stage Company) Form 51-102F1: Management's Discussion and Analysis Interim Three and Nine Months Ended September 30, 2008 (Expressed in Canadian Dollars)

During the nine months ended September 30, 2008, management determined the Company would no longer maintain certain non-core claims in the Point Leamington region. These claims no longer pursued were staked by the Company in 2006 and 2007. As a result, during the nine months ended September 30, 2008, management has written off acquisition and exploration expenditures of $347,263 associated with these claims.

The Company continues to maintain the Point Leamington mining lease (acquired in 2004) and the immediately surrounding claims (including the Altius claims discussed above) in good standing and we continue to review and evaluate the historical data associated with these mineral claims.

During the nine months ended September 30, 2008, the company staked an additional 46 claims (1,150 Hectares) adjacent to the western boundary of the property that covers a coincident Magnetic and EM anomaly that appears at the beginning of a nickel, chromium, and copper dispersion till anomaly.

Cargo, New South Wales, Australia

The Company had entered into a Farm-in Joint Venture Agreement with Golden Cross Operations Pty. Ltd. ("Golden Cross"), whereby the Company could acquire a 70% interest in Exploration License 5238 ("Cargo Property"), located in New South Wales, Australia upon completion of specified total expenditures on the property. Since entering the agreement, the Company completed a total of 3,155 metres of drilling in two drill programs on the property over a two year period. Calibre had met all minimum commitments required under the terms of the agreement.

During the three and nine months ended September 30, 2008, after a strategic review of the drilling results from the program, Calibre has determined it will be returning the property to Golden Cross. As a result, the Company wrote-off the related acquisition and exploration costs incurred on the property totalling $1,601,326.

Trundle, New South Wales, Australia

On January 25, 2008, the Company, through its wholly-owned subsidiary, executed a definitive option agreement with Western Plains Resources Ltd. The option agreement allows the Company to earn up to a 70% interest in the Trundle Property located in New South Wales, Australia by completing AUS $3.0 million in exploration expenditures over a three year period, including a minimum expenditure of AUS $600,000 in the first year. The Company has the option to acquire an additional 20% interest (for a total of 90%) by funding and completing a Feasibility Study. The Company is the operator of the property.

Trundle is located approximately 355 km west-northwest of Sydney and 300 km northwest of Canberra in New South Wales. The 78 square km tenement covers a window of largely overburden-covered Ordovician volcanic rocks (Raggatt Volcanics) that are considered to be a rifted portion of Goonumbla Volcanic Complex that hosts the Northparkes copper-gold district some 25km to the east.

During the nine months ended September 30, 2008, activities at the Trundle Property included a program of soil sampling, geological mapping, and reconnaissance diamond drilling at the Mordialloc and Bloomfield copper-gold prospects. Five diamond drill holes, totalling 2605 metres, were completed during the program. Certain of the results from the program were released by the Company in a press release dated September 26, 2008. Management is currently reviewing and assessing the results of the program received to date.

Calibre Mining Corp. (An Exploration Stage Company) Form 51-102F1: Management's Discussion and Analysis Interim Three and Nine Months Ended September 30, 2008 (Expressed in Canadian Dollars)

Trend, Nevada, United States of America

On February 6, 2008, the Company executed a definitive agreement that allows the Company to earn up to a 65% interest in the Trend Property ("Trend"), located on the Cortez-Battle Mountain trend of Nevada, by completing US$1.5 million in exploration expenditures and maintaining obligations to property vendors, over a four year period. First year commitments include drilling and a minimum expenditure of US$500,000. The Company has the option to acquire an additional 10% interest (for a total interest of 75%) by funding and completing a preliminary economic assessment. The Company is the operator of the property.

During the nine months ended September 30, 2008, the Company completed a 1,500 metre diamond drill program on the property. As at September 30, 2008, the Company has met its first year minimum expenditure commitment of US$500,000. However, following a strategic review of the program results, Calibre determined it will be returning the property to its joint venture partner. As a result, the Company wrote-off the related acquisition and exploration costs incurred on the property totalling $859,751.

Market trends

The price of our common shares, and the consolidated financial results and exploration, development and other activities of the Company, may in the future be significantly and adversely affected by declines in the prices of gold and other metals or minerals. For example, the prices for gold and copper have been increasing for more than three years. The following table highlights the average prices of gold and copper in each of the last three calendar years and for the nine months ended September 30, 2008:

	Average Prices for the Period Shown
	Gold	Copper
	(US$/per oz.) [1]	(US$/per lb.) [2]

Nine Months Ended September 30, 2008	$897	$3.62
Year Ended December 31, 2007	$695	$3.22
Year Ended December 31, 2006	$603	$3.03
Year Ended December 31, 2005	$445	$1.59

1 Estimates of average gold prices were obtained from information posted on www.kitco.com.
2 Estimates of average copper prices were obtained from information posted on the London Metal Exchange website: www.lme.co.uk.

The Company's business is directly impacted on the prices of gold, copper, and other metals being adequate to continue to develop and explore the properties in which it has an interest.

Calibre Mining Corp. (An Exploration Stage Company) Form 51-102F1: Management's Discussion and Analysis Interim Three and Nine Months Ended September 30, 2008 (Expressed in Canadian Dollars)

In addition, the Company incurs costs in Canadian, Australian, and U.S. dollars. Fluctuations in exchange rates could result in additional operational costs to the Company. Over the past few years, the Canadian dollar has strengthened against the U.S. dollar and weakened against the Australian dollar. Significant fluctuations in foreign exchanges rates in countries where the Company operates are difficult to predict and could have a significant variance on the operations of the Company. The following table denotes the average market value of CDN $1 against the US and Australian currencies for each of the periods presented:

	Average Prices for the Period Shown [3]
	US	Australian
	Dollar	Dollar

Nine Months Ended September 30, 2008	$0.98280	$1.07834
Year Ended December 31, 2007	$0.93565	$1.11498
Year Ended December 31, 2006	$0.88206	$1.17170
Year Ended December 31, 2005	$0.82622	$1.08456

3 Estimates of average foreign exchange rates for the US and Australian Dollars were obtained from information posted on www.oanda.com.

Segmented information

The Company currently operates in one reportable operating segment, being the acquisition, exploration, and development of natural resource properties, which is conducted principally in Canada, Australia and the United States of America. The Company is in the exploration stage and, accordingly, has no reportable segment revenues for any of the years presented in these consolidated interim financial statements. The following geographic data includes assets based on their physical location:

		September 30, 2008
	Canada	Australia	United States	Total
Cash and cash equivalents	$1,145,367	$50,914	$-	$1,196,281
Other current assets	230,298	76,596	121,875	428,769
Property and Equipment	233,955	35,898	-	269,853
Mineral Properties	1,403,559	1,068,289	-	2,471,848
Total assets	$3,013,179	$1,231,697	$121,875	$4,366,751

		December 31, 2007
	Canada	Australia		United States	Total
Cash and cash equivalents	$4,625,592	$133,226	$	- $ 4,758,818
Other current assets	142,437	44,595		-	187,032
Property and Equipment	256,644	36,263		-	292,907
Mineral Properties	1,656,718	1,446,093		-	3,102,811
Total assets	$6,681,391	$1,660,177		$-	$8,341,568

Calibre Mining Corp. (An Exploration Stage Company) Form 51-102F1: Management's Discussion and Analysis Interim Three and Nine Months Ended September 30, 2008 (Expressed in Canadian Dollars)

The following geographic data denotes net losses based on their country of origin for the three and nine months ended September 30:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2008	2007	2008	2007

Canada	$421,544	$27,462	$1,816,482	$1,614,462
Australia	1,657,753	496,533	1,712,990	1,127,519
United States of America	858,798	-	859,751	-
Net Loss for the Period	$2,938,095	$523,995	$4,389,223	$2,741,981

1.3	Selected Annual Information

Not applicable for interim management discussion and analysis.

1.4	Results of Operations

The following discussion and analysis of the Company's financial results of its operations should be read in conjunction with the Company's interim financial statements and related notes for the same period.

Three Months Ended September 30, 2008 compared to the Three Months Ended September 30, 2007

The Company's general and administrative costs were lower in 2008, totalling $465,368 compared to $580,698 in 2007. The key factors related to the decrease can be summarized as follows:

  Amortization expenses increased in 2008 to $19,413, from $16,087 in 2007. This is result of increased investments in property and equipment including additional computer hardware and software, general office furniture and equipment, and two additional vehicles, which were purchased in late 2007 and are now being amortized. During the nine months ended September 30, 2008, the Company also purchased $35,098 of computer hardware and software, furniture and fixtures, and miscellaneous minor equipment.
  Consulting fees decreased in 2008 to $15,000 from $32,000 in the prior period. The Company pays consulting fees to Endeavour Financial Corp. for services including, but not limited to assistance in project evaluation and acquisition, as well as capital markets advice. For the nine months ended September 30, 2008, the Company also used a consultant for marketing and administrative services; however, these services were discontinued in June 2008. The monthly fees charged by Endeavour Financial Corp. were reduced in the third quarter of 2007 which further explains the decrease in consulting fees for the three months ended September 30, 2008.
  Foreign exchange loss in 2008 was $39,548, compared to a loss in the prior year of $11,352. The operations of the Company are impacted by the fluctuations in the Australian and US Dollars against the Canadian dollar. Significant fluctuations in foreign exchange rates in countries where the Company operates are difficult to predict and could have a significant variance on the Company's future operations.

Calibre Mining Corp. (An Exploration Stage Company) Form 51-102F1: Management's Discussion and Analysis Interim Three and Nine Months Ended September 30, 2008 (Expressed in Canadian Dollars)

  Legal fees decreased in 2008 to $641 from $8,105 in the prior period. Legal fees are primarily attributable to fees incurred as a result of regulatory and other legal requirements while maintaining our status as a publicly traded company in Canada and will vary between periods.

  Office and rent expenses increased to $60,250 in 2008 from $49,308 in the prior period. The costs for each of the periods reflect the Company's rental premises in Canada and Australia and associated office supplies, postage and printing costs incurred. The increase in 2008 is a result of slightly higher rent expense and increased purchases of general office supplies.

  Total salaries and wages decreased in 2008 to $275,330 from $389,148 in 2007. Salaries and wages consist of two components. The cash component of salaries and wages decreased in 2008 to $185,960 from $262,048 in 2007. The Company hired a number of employees throughout 2007 and the period ended September 30, 2007 also includes signing bonuses for these new employees. The non-cash component of salaries and wages consists of stock-based compensation of $89,370 in 2008 and $127,100 in 2007. The fair value of the options expensed was estimated at the date of grant using the Black-Scholes option pricing model (relevant vesting schedules and the assumptions used for the fair value calculation can bee seen in the financial statements). During the nine months ended September 30, 2007, the Company issued a number of options to new management of the Company and consequently resulted in an increased stock based compensation expense for the prior year.

  Travel decreased significantly in 2008 to $8,937 from $23,579 in 2007. During September 30, 2008, expenditures consisted of travel abroad for management review of new projects and project development. The three months ended September 30, 2007, includes both business travel and travel related to the pursuit of financing opportunities.

The Company's other income (expenses) decreased for the three months ended September 30, 2008, totalling a loss of $2,472,727 compared to income of $56,703 for the same period in 2007. The key factors related to the decrease are as follows:

  During the three months ended September 30, 2008, management decided to no longer pursue certain of its interests in Cargo, Australia and Trend, Nevada. As a result, the Company wrote off a total of $2,461,077 relating to acquisition and exploration expenditures related to these properties.
  Interest income decreased in 2008 to $10,313 from $56,702 in the prior period. The decrease is a result of a decrease in the balance of cash and cash equivalents over the same period in the prior year.

Calibre Mining Corp. (An Exploration Stage Company) Form 51-102F1: Management's Discussion and Analysis Interim Three and Nine Months Ended September 30, 2008 (Expressed in Canadian Dollars)

1.5	Summary of Quarterly Results

The following information is derived from the Company's unaudited quarterly consolidated financial statements for the past eight quarters.

		September		June		March		December
		2008		2008		2008		2007

Total revenues	$	Nil	$	Nil	$	Nil	$	Nil

Loss before discontinued operations and
extraordinary items		$2,938,095		$958,263		$492,865		$484,675
Basic and diluted loss per share before
discontinued operations and extraordinary items		$0.06		$0.02		$0.01		$0.01

Net loss for the period		$2,938,095		$958,263		$492,865		$484,675
Basic and diluted loss per share for the period		$0.06		$0.02		$0.01		$0.01

		September		June		March		December
		2007		2007		2007		2006

Total revenues	$	Nil	$	Nil	$	Nil	$	Nil

Loss before discontinued operations and
extraordinary items		$523,995		$1,606,315		$611,671		$236,890
Basic and diluted loss per share before
discontinued operations and extraordinary items		$0.01		$0.03		$0.01		$0.01

Net loss for the period		$523,995		$1,606,315		$611,671		$236,890
Basic and diluted loss per share for the period		$0.01		$0.03		$0.01		$0.01

The variation seen over the above quarters is primarily dependent upon the success of the Company's on-going property evaluations and acquisition program and the timing and results of the Company's exploration activities on its current properties, none of which is possible to predict with any accuracy.

The Company will continue to incur losses until such time as the commercial development of a discovery or an acquisition results in positive earnings. The above losses are also impacted by the amount of stock options granted in any given period which can give rise to significant stock-based compensation expenses.

The three months ended September 30, 2008 includes a write off of $2,461,077 related with management's decision to no longer pursue the Company's interests in Cargo, Australia and Trend, USA.

The three months ended June 30, 2008 includes a write off of $347,263 associated with certain individual claims in Point Leamington that are no longer being pursued by the Company.

The three months ended June 30, 2007 includes a write-off of $1,012,667 related to certain properties located in the Solomon Islands, Vanuatu, and Papua New Guinea.

Calibre Mining Corp. (An Exploration Stage Company) Form 51-102F1: Management's Discussion and Analysis Interim Three and Nine Months Ended September 30, 2008 (Expressed in Canadian Dollars)

1.6	Liquidity

The Company currently has no operating revenues other than interest income and relies primarily on equity financing as well as the exercise of warrants and options to fund its exploration and administrative costs.

Other than those obligations disclosed in the notes to its unaudited financial statements for the three and nine months ended September 30, 2008 and audited annual financial statements for the year ended December 31, 2007, the Company has no other long-term debt, capital lease obligations, operating leases or any other long-term obligations.

As at September 30, 2008, the Company had working capital of $1,401,077 compared to working capital of $4,829,508 as at December 31, 2007. The Company's working capital as at September 30, 2008 includes cash and cash equivalents of $1,196,281 (December 31, 2007 - $4,758,818). The decrease in both working capital and cash and cash equivalents is attributed to the Company's expenditures on its exploration projects and general and administrative expenses during the period. In addition, during the three months ended September 30, 2008, the Company did not complete any private placement nor did it receive any funding from external sources.

The Company has a history of losses and no operating revenue, other than interest income. The ability of the Company to carry out its planned business objectives is dependent on the ability to raise adequate financing from lenders, shareholders and other investors and /or generate operating profitability and positive cash flow. There can be no assurances that the Company will continue to obtain additional financial resources necessary and/or capability to achieve profitability and positive cash flows. If the Company is unable to obtain adequate additional financing, the Company will be required to curtail operations, exploration and development activities. These consolidated financial statements do not reflect adjustments, which could be material, to the carrying values of assets and liabilities, which may be required should the Company be unable to continue as a going concern.

The Company's cash and cash equivalents are invested in business accounts with a major Canadian financial institution, and are available on demand for the Company's programs, and are not held in any asset backed commercial paper investments.

1.7	Capital Resources

Historically, the Company's only source of funding has been the issuance of equity securities for cash. The Company has issued common share capital in each of the past few years, pursuant to public offerings, private placement financings, and the exercise of warrants and options. The Company's access to exploration financing when the financing is not transaction specific is always uncertain. There can be no assurance of continued access to significant equity funding. The Company's ability to raise additional funds may be impacted by future exploration results and changes in metal prices or market conditions. Management believes it will be able to raise equity capital as required in the long term, but recognize there will be risks involved that may be beyond their control. The Company intends to continue to use various strategies to minimize its dependence on equity capital, including the securing of joint venture partners were appropriate and maintenance of existing capital by means of cost saving measures. The Company has no outstanding debt facility upon which to draw.

As at November 10, 2008, the Company had 6,115,000 stock options outstanding which, if exercised, would bring a further $3.06 million to the Company's treasury upon exercise.

Calibre Mining Corp. (An Exploration Stage Company) Form 51-102F1: Management's Discussion and Analysis Interim Three and Nine Months Ended September 30, 2008 (Expressed in Canadian Dollars)

1.8	Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

1.9	Transactions with Related Parties

The following is a summary of the related party transactions that occurred throughout the three and nine months ended September 30:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2008	2007	2008	2007

Accounting fees paid to a director and officer	$15,000	$15,000	$45,000	$45,000
Legal fees paid to a law firm associated an officer	$627	$5,693	$38,043	$40,310
Fees paid to independent directors	$10,000	$10,000	$30,000	$30,000

All of the above transactions were incurred in the normal course of operations and are recorded at the exchange amount, being the amount agreed upon by the related parties.

1.10	Fourth Quarter

Not applicable.

1.11	Proposed Transactions

Although the Company is currently investigating a number of additional property acquisitions as at the date of this MD&A, there are no proposed transactions that the board of directors, or senior management believe that confirmation of the decision by the board is probable.

1.12	Critical Accounting Estimates

The Company's significant accounting policies are presented in notes 2 and 3 of the audited consolidated statements for the year ended December 31, 2007. The preparation of consolidated financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reported period. These estimates include:

  the carrying values of mineral properties;
  the carrying values of property, plant and equipment;
  rates of amortization of property, plant and equipment;
  the valuation allowances for future income taxes; and
  the valuation of stock-based compensation.

Calibre Mining Corp. (An Exploration Stage Company) Form 51-102F1: Management's Discussion and Analysis Interim Three and Nine Months Ended September 30, 2008 (Expressed in Canadian Dollars)

Management believes the estimates used are reasonable; however, actual results could differ materially from those estimates and, if so, would impact future results of operations and cash flows. Factors that could potentially affect these estimates include risks inherent in mineral exploration and development, changes in government policy and changes in foreign exchange rates.

Management has assessed the carrying value of its assets, and other than write-downs to certain mineral property interests, does not believe the remaining assets have suffered any impairment. Management assesses the exploration results on its exploration projects and determines whether results to date warrant further exploration. If results do not indicate potential for a property, the deferred exploration costs are written off.

Management has made significant assumptions and estimates in determining the fair market value of stock based compensation granted to employees and non-employees and the value attributed to various warrants and broker warrants issued on financings. These estimates have an effect on the stock based compensation expense recognized and the contributed surplus and share capital balances on the Company's balance sheet. Management has made estimates of the life of stock options and warrants, the expected volatility and expected dividend yields that could materially affect the fair market value of these types of securities. The estimates were chosen after reviewing the historical life of the Company's options and analyzing share price history to determine volatility.

1.13	Change in Accounting Policies including Initial Adoption

The Company adopted the following standards and updates issued by the Canadian Institute of Chartered Accountants. These new standards have been adopted on a prospective basis with no restatement to prior period financial statements.

a)	Capital Disclosures

Effective January 1, 2008, the Company adopted the Canadian Institute of Chartered Accountants ('CICA') Handbook Section 1535, Capital Disclosures. The new standard requires a company to disclose information that enables users of its financial statements to evaluate its objectives, policies and procedures for managing capital including disclosures of any externally imposed capital requirements and the consequences for non-compliance.

The Company's objectives when managing capital are:

To maintain and safeguard its accumulated capital in order to provide an adequate return to shareholders by maintaining a sufficient level of funds, to support continued evaluation and maintenance at the Company's existing properties, and to acquire, explore, and develop other precious and base metal deposits in North America and Australia.

To invest cash on hand in highly liquid and highly rated financial instruments with high credit quality issuers, thereby minimizing the risk and loss of principal.

To obtain the necessary financing to complete exploration and development of its properties, if and when it is required.

In the management of capital, the Company includes shareholders' equity and cash and cash equivalents in the definition of capital.

Calibre Mining Corp. (An Exploration Stage Company) Form 51-102F1: Management's Discussion and Analysis Interim Three and Nine Months Ended September 30, 2008 (Expressed in Canadian Dollars)

The Company manages the capital structure and makes adjustments to it, based on the level of funds required to manage its operations in light of changes in economic conditions and the risk characteristics of its underlying assets, especially with respect to exploration results on properties in which the Company has an interest. In order to maintain or adjust the capital structure, the Company holds its excess cash on hand in an operating bank account at a highly rated and high credit quality financial institution to maximize liquidity. Notwithstanding the risks described in Note 1 of the financial statements, the Company is meeting these objectives by successfully raising, from time to time, the required funds. The Company expects to continue to raise funds, from time to time, to continue meeting its capital management objectives.

The Company is not exposed to externally imposed capital requirements.

a)	Financial Instruments

Effective January 1, 2008, the Company adopted CICA Handbook Section 3862, Financial Instruments - Disclosures, and Section 3863, Financial Instruments - Presentation. The objective of these new standards is to provide more information for users of the Company's financial statements to understand the significance of financial instruments to the Company's financial position, performance and cash flows. These new standards have superseded CICA Handbook Section 3861, Financial Instruments - Disclosure and Presentation.

A financial instrument is any contract that gives rise to a financial asset of one party and a financial liability or equity instrument of another party. A financial asset is any asset that is i) cash; ii) a contractual right to receive cash or another financial asset from another party; iii) a contractual right to exchange financial instruments with another party under conditions that are potentially favourable to the entity; or iv) an equity instrument of another entity. A financial liability is any liability that is a contractual obligation to i) deliver cash or another financial asset to another party; or ii) exchange financial instruments with another party under conditions that are potentially unfavourable to the entity. An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities.

As at September 30, 2008, the Company's financial instruments are cash and cash equivalents, receivables, and accounts payable and accrued liabilities. The amounts reflected in the balance sheet are carrying amounts and approximate their fair values due to the short-term nature and negligible credit losses. These financial instruments are classified as follows:

Cash and cash equivalents - held for trading Receivables - loans and receivables Accounts payable and accrued liabilities - other financial liabilities

The Company does not use derivative instruments or hedges to manage risks because the Company's exposure to credit risk, foreign exchange risk, interest rate risk, and liquidity risk is low.

Calibre Mining Corp. (An Exploration Stage Company) Form 51-102F1: Management's Discussion and Analysis Interim Three and Nine Months Ended September 30, 2008 (Expressed in Canadian Dollars)

Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company's cash and cash equivalents and receivables are exposed to credit risk. The credit risk on cash and cash equivalents is low because the counterparties are highly rated financial institutions. The credit risk on receivables is also low, as the counterparties for the vast majority of the receivables are the Government of Canada and the Australian Tax Organization (both GST input tax credits recoverable). The Company does not have financial assets that are invested in asset backed commercial paper.

Foreign exchange risk

Foreign exchange risk is the risk that fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. In the normal course of business, the Company is exposed to foreign exchange fluctuations as a result of a large number and value of mineral exploration interests in countries other than Canada, principally in Australia and in the United States of America. As the Company's results are reported in Canadian dollars, the fluctuation in foreign currencies will consequently have an impact upon the profitability of the Company and may also affect the value of the Company's assets and the amount of shareholders' equity.

As at September 30, 2008, if Australian dollars and the United States dollars had changed by 1% against the Canadian dollar with all other variables held constant, net loss and comprehensive loss for the nine months ended September 30, 2008 would have been approximately $1,000.

The Company has not entered into any agreements or purchased any instruments to hedge possible foreign exchange risks at this time.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company has no interest bearing debt. The Company's cash and cash equivalents are exposed to interest rate risk as the Company maintains its cash at floating rates of interest in highly liquid instruments. Fluctuations in interest rates impact the value of cash and cash equivalents. For the nine months ended September 30, 2008, if interest rates had changed by approximately one percentage point, net loss and comprehensive loss would have changed by approximately $23,800.

Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities. The Company's accounts payable and accrued liabilities are all current and due within 90 days of the balance sheet date. The Company ensures that it has sufficient capital to meet short term financial obligations after taking into account its exploration obligations and cash and cash equivalents on hand.

Calibre Mining Corp. (An Exploration Stage Company) Form 51-102F1: Management's Discussion and Analysis Interim Three and Nine Months Ended September 30, 2008 (Expressed in Canadian Dollars)

b)	Going Concern

In April 2007, the CICA approved amendments to Handbook Section 1400, General Standards of Financial Statement Presentation. These amendments require management to assess an entity's ability to continue as a going concern. When management is aware of material uncertainties related to events or conditions that may cast doubt on an entity's ability to continue as a going concern, those uncertainties must be disclosed. In assessing the appropriateness of the going concern assumption, the standard requires management to consider all available information about the future, which is at least, but not limited to, twelve months from the balance sheet date. The standard was adopted by the Company effective January 1, 2008.

c)	Inventories

In June 2007, the CICA issued Section 3031, Inventories, which replaces the Section 3030, Inventories, in an effort to harmonize accounting for inventories under Canadian GAAP with International Financial Reporting Standards ('IFRS'). This standard requires that inventories be measured at the lower of cost and net realizable value, and includes guidance on the determination of cost, including allocation of overheads and other costs. The standard also requires that similar inventories within a consolidated group be measured using the same method. The Company adopted this standard effective January 1, 2008, and management has determined the initial adoption of this standard did not have a material impact on the consolidated financial statements for any of the periods presented.

The following is a summary of new accounting pronouncements that have not yet been adopted by the Company.

a)	International Financial Reporting Standards

In January 2006, the CICA Accounting Standards Board adopted a strategic plan for the direction of accounting standards in Canada. As part of that plan, accounting standards in Canada for public companies are expected to converge with IFRS by the end of 2011. As the International Accounting Standards Board currently, and expectedly, has projects underway that should result in new pronouncements that continue to evolve IFRS, and as the Canadian convergence initiative is in an early stage as of the date of these consolidated financial statements, it is premature to currently assess the impact of the Canadian initiative on the Company. The Company has established an IFRS team to develop and implement a plan for IFRS convergence and is commencing with training for key employees. Changes in accounting policies are likely and may materially impact the Company's consolidated financial statements.

b)	Goodwill and Intangible Assets

In February 2008, the CICA issued CICA Handbook Section 3064, Goodwill and Intangible Assets, which replaces Section 3062, Goodwill and Other Intangible Assets and Section 3450, Research and Development Costs. Various changes have been made to other sections of the CICA Handbook for consistency purposes. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible asses. The new Section will be applicable to the Company's consolidated financial statements for its fiscal year beginning January 1, 2009. The Company is currently evaluating the impact of the adoption of this new Section on its consolidated financial statements.

Calibre Mining Corp. (An Exploration Stage Company) Form 51-102F1: Management's Discussion and Analysis Interim Three and Nine Months Ended September 30, 2008 (Expressed in Canadian Dollars)

1.14	Financial Instruments and Other Instruments

Information regarding financial and other instruments and their risks associated with the Company's operations are discussed in Section 1.13 above.

1.15	Other MD&A Requirements

Additional information relating to the Company, including the most recent Company filings, can be located on the Company's website at www.calibremining.com or on the SEDAR website at www.sedar.com.

1.15.1	Additional Disclosure for Venture Issuers Without Significant Revenue

For additional disclosures concerning the Calibre's general and administrative expenses and a breakdown of the resource property costs, please refer to the Company's interim Consolidated Statements of Loss and Comprehensive Loss and the Consolidated Schedules of Mineral Property Costs contained in its interim consolidated financial statements for the three and nine months ended September 30, 2008 that are available on the Company's website at www.calibremining.com or on the SEDAR website at www.sedar.com. The Company does not have any capitalized or expensed research and development costs or any deferred development costs for the three and nine months ended September 30, 2008 and 2007.

1.15.2	Disclosure of Outstanding Share Data

The following describes the outstanding share data of the Company as at November 10, 2008. For further information and details concerning outstanding share data, options, and warrants, see the Note 6 and the Consolidated Statements of Changes in Shareholders' Equity, included in the interim consolidated financial statements for the three and nine months ended September 30, 2008.

Number Outstanding
Common shares	50,654,916
Options to purchase common shares	6,115,000
Warrants to purchase common shares	Nil

1.15.3	Additional Disclosure for Reporting Issuers with Significant Equity Investees

Not applicable.

Calibre Mining Corp. (An Exploration Stage Company) Form 51-102F1: Management's Discussion and Analysis Interim Three and Nine Months Ended September 30, 2008 (Expressed in Canadian Dollars)

1.15.4	Risk Factors

The Company's principal activity of mineral exploration is considered to be very high risk. Companies in this industry are subject to many and varied kinds of risks, including but not limited to, environmental, commodity prices, political and economic, with some of the most significant risks being:

Substantial expenditures are required to explore for mineral reserves and the chances of identifying economical reserves are extremely small;

The junior resource market, where the Company raises funds, is extremely volatile and there is no guarantee that the Company will be able to raise funds as it requires them;

Although the Company has taken steps to verify title to the mineral properties it has an interest in or is earning into, there is no guarantee that the property will not be subject to title disputes or undetected defects; and

The Company is subject to the laws and regulations relating to environmental matters, including provisions relating to reclamation, discharge of hazardous material and other matters. The Company conducts its exploration activities in compliance with applicable environmental protection legislation and is not aware of any existing environmental problems related to its properties that may cause material liability to the Company.

For further detailed discussions on the various risks associated with the Company's industry, business, and other, please refer to the Company's annual MD&A for the year ended December 31, 2007, which can be located on the Company's website, www.calibremining.com, or on the SEDAR website, www.sedar.com.

1.15.5	Internal Controls and Disclosure Controls over Financial Reporting

On November 23, 2007, the British Columbia Securities Commission in which the Company is registered exempted Venture Issuers from certifying disclosure controls and procedures, as well as, Internal Controls over Financial Reporting as of December 31, 2007, and thereafter. Since the Company is a Venture Issuer, it is now required to file basic certificates, which it has done for the nine months ended September 30, 2008. The Company makes no assessment relating to establishment and maintenance of disclosure controls and procedures as defined under Multilateral Instrument 52-109 as at September 30, 2008.